Malacca Straits Acquisition Company Limited

Unit 601-2, St. George’s Building

2 Ice House Street, Central

Hong Kong

VIA EDGAR

January 10, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Mary Beth Breslin

Re:	Malacca Straits Acquisition Company Limited
Form 10-K for the Year Ended December 31, 2021
Filed on March 31, 2022 Form 10-Q for the period ended June 30, 2022 Filed on August 18, 2022
File No. 001-39383

Dear Ms. Breslin,

Malacca Straits Acquisition Company Limited (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter (the “Comment Letter”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 21, 2022, regarding the Form 10-K for the year ended December 31, 2021, filed with the Commission on March 31, 2022 (the “Form 10-K”), and the Form 10-Q for the period ended June 30, 2022, filed with the Commission on August 18, 2022 (the “Form 10-Q”). We also reference prior telephone communication between counsel for the Company and the Staff regarding the Comment Letter.

In the Comment Letter, the Staff requests that the Company amend the Form 10-K and the Form 10-Q to include additional disclosures in the Risk Factors section of the Form 10-Q and in the Business and Risk Factors sections of the Form 10-K relating to risks associated with the Company or a potential business combination entity having a presence or operations in China or Hong Kong. In addition, the Comment Letter requests that a section be added to the Form 10-K to address the enforcement risks related to civil liabilities due to the Company, its sponsor, or its officers and directors being located in China or Hong Kong. We acknowledge that, were the Company to have operations in, or to enter into a business combination agreement with a company based in, or with operations in China or Hong Kong, the additional requested disclosures would be appropriate. However, as the Company disclosed on a Form 8-K filed with the Commission on September 30, 2022, on September 26, 2022, the Company entered into an Agreement and Plan of Merger with Indiev, Inc, a California corporation (“Indiev”), and certain other parties, pursuant to which the Company will domesticate from the Cayman Islands to Delaware, Indiev will domesticate from California to Delaware, and a subsidiary of the Company will merge with and into a wholly owned subsidiary of the Company, with the Company changing its name and being the continuing reporting company (the foregoing transactions, the “Business Combination”). The Company will file a registration statement with the Commission on Form S-4 with respect to the Business Combination (the “Form S-4”) shortly.

Please be advised that Indiev’s operations are located solely in the United States. Indiev is a pre-revenue company, without current customers. It does not have any significant suppliers or other activities in either China or Hong Kong, not does it have plans to relocate any portion of its business to China or Hong Kong. By reason of the absence of any business activities of the Company or Indiev in China or Hong Kong, we do not believe it would be appropriate to include in an amended Form 10-K or Form 10-Q for the above periods, the requested additional disclosures. Adding the extensive disclosures requested in the Comment Letter would not, in our view, be meaningful to investors, and could potentially create investor confusion.

We advise the Staff that the principal shareholder of Indiev is a citizen and resident of China, and that the Company will include disclosure regarding his status in the Form S-4.

We further advise the Staff that should the Business Combination not be consummated, the Company would expect to liquidate rather than seek an alternative business combination.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Jeffrey Rubin, at jrubin@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Gordon Lo
Gordon Lo, Chief Executive Officer and President

cc:	Ellenoff Grossman & Schole LLP